Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03029226


SEC MAIL PROCESSING
RECEIVED
AUG 11 2003
188
SECTION

July 30, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President

8/12

v\mb\ltr\Sec12s.doc

Man Group plc
29 July 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 28 July 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.50, up 1.03% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
22 July 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 21 July 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.28, down 2.47% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
15 July 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 14 July 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.82, up 0.18% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

18 July 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 July 2003 it purchased for cancellation 50,000 of its 10p ordinary shares at a price of 1264.16 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

17 July 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 17 July 2003 it purchased for cancellation 50,022 of its 10p ordinary shares at a price of 1269.84 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Man Group plc

2. Name of director

Alison Jane Carnwath

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alison Jane Carnwath 65,422 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

In relation to the director named above.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under the Man Group plc Dividend Reinvestment Plan (DRIP)

7. Number of shares / amount of stock acquired

703

8. Percentage of issued class

Insignificant

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

Ordinary shares of 10p each

12. Price per share

1,298.54p

13. Date of transaction

15 July 2003

14. Date company informed

16 July 2003

15. Total holding following this notification

66,125 shares

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/a

18. Period during which or date on which exercisable

N/a

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved: class, number

N/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22. Total number of shares or debentures over which options held following this notification

N/a

23. Any additional information

N/a

24. Name of contact and telephone number for queries

Mr Barry Wakefield 020 7285 3254

25. Name and signature of authorised company official responsible for making this notification

Mr Barry Wakefield

Date of Notification

16 July 2003